                                                             Exhibit No. EX-99.2

(2)  These shares are held directly by the Irrevocable Deed of Trust of James J.
     Kim,  Settlor F/B/O Jason Lee Kim, of which the Co-Trustees are John T. Kim and Susan Y. Kim, and are held  indirectly by John T. Kim as Co-Trustee and immediate  family member of, and sharing the same household with, Jason Lee
     Kim, the beneficiary of this trust.